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                                                     COMMISSION FILE NO. ______

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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             APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES
                        PURSUANT TO SECTION 12(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            THE MARQUEE GROUP, INC.

             (Exact Name of Registrant as Specified in its Charter)



               DELAWARE                                   13-38782985
(State of Incorporation or Organization)               (I.R.S. Employer
                                                       Identification No.)

888 SEVENTH AVENUE - 40TH FLOOR NYC NY                 10019
(Address of principal executive offices)               (Zip code)

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SECURITIES TO BE WITHDRAWN PURSUANT TO SECTION 12(d) OF THE ACT:




                                                Name of Each Exchange
       Title of Each Class                    on Which Each Class is to
        to be so Withdrawn                           be Withdrawn
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Common Stock par value $.01                    Boston Stock Exchange
Warrants                                       Boston Stock Exchange




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                  The $.01 par value common stock (the "Common Stock"), and the warrants (the "Warrants") of the Registrant have been listed for trading on the Boston Stock Exchange and, pursuant to a Registration Statement on Form 8-A which became effective on March 11, 1997 on the American Stock Exchange.
Trading in the Registrant's Common Stock on the American Stock Exchange commenced at the opening of business on September 11, 1997 and concurrently therewith such securities were suspended from trading on the Boston Stock Exchange.

                  The Registrant has complied with the rules of the Boston Stock Exchang by filing with such Exchange a certified copy of resolutions adopted by the Registrant's Board of Directors authorizing the withdrawal of its Common Stock and Warrants from listing on the Boston Stock Exchange and by setting forth in detail to such Exchange the reasons for such proposed withdrawal, and the facts in support thereof. In making the decision to withdraw its Common Stock and Warrants from listing on the Boston Stock Exchange, the Registrant considered the direct and indirect costs and expenses attendant on maintaining the dual listing of its Common Stock and Warrants on the Boston Stock Exchange and the American Stock Exchange. The Registrant does not see any particular advantage in the dual trading of its securities and believes that dual listing would fragment the market for its securities. A certified copy of the resolutions adopted by Registrant's Board of Directors in connection with the withdrawal from listing of Registrant's Common Stock and Warrants on the Boston Stock Exchange is set forth as Exhibit A to this application.

                  The Boston Stock Exchange has informed the Registrant that it has no objection to the withdrawal of the Registrant's Common Stock and Warrants from listing on the Boston Stock Exchange. A copy of the letter of the Boston Stock Exchange to that effect is set forth as Exhibit B to this application.

                  This Application relates solely to the withdrawal from listing of the Registrant's Common Stock and Warrants from the Boston Stock Exchange and shall have no effect upon the continued listing of such Common Stock on the American Stock Exchange.

                  By reason of Section 12(b) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission thereunder, the Registrant shall continue to be obligated to file reports under
Section 13 of the Act with the Securities and Exchange Commission and the American Stock Exchange.



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                                   SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   January 15, 1998


                                              By:      /s/ Jan Chason
                                                 ------------------------------
                                                       Jan Chason
                                                       Chief Financial Officer
                                                       and Treasurer